FOURTH AMENDMENT TO THE
HEWLETT- PACKARD COMPANY
TAX SAVING CAPITAL ACCUMULATION PLAN
(Amended and Restated Effective June 2, 2000)

The Hewlett-Packard Company Tax Saving Capital Accumulation Plan (the “Plan”) is amended in the following respect, effective January 1, 2002:

1.     Section 15(b) is amended to read as follows:

    “(b)        Expenses of the Plan and Trust. The reasonable expenses of administering the Plan and Trust shall be charged to and paid out of the Trust pursuant to directions of the Company and as may be provided in the Trust Agreement, to the extent permitted by applicable law, unless in the Company’s discretion they are paid by the Participating Companies. The Company shall have complete and unfettered discretion to determine whether an expense of the Plan or Trust shall be paid by the Participating Companies or out of the Trust Fund, and this section shall not be construed to require the Participating Companies to pay any portion of the expenses of the Plan and Trust that the Company has directed be paid from the Trust Fund. The Company’s discretion and authority to direct the Trust Fund to pay any reasonable expenses of the Plan and Trust shall not be limited in any way by any prior decision or act, whether repeated or sporadic, by the Company and other Participating Companies to pay any or all expenses of the Plan and Trust.”

This Fourth Amendment is hereby adopted this 4th day of February, 2002.

HEWLETT-PACKARD COMPANY

By: /s/ Robert P. Wayman
Robert P. Wayman Vice President Finance and Administration